Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 21, 2008, relating to (1) the 2007 and 2006 consolidated financial statements and financial statement schedule, and the retrospective adjustments to the 2005 consolidated financial statements of Bristol-Myers Squibb Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of new accounting standards in 2007 and 2006), and (2) the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey
April 28, 2008